Exhibit 99.12

Ayr Wellness Celebrates 4/20 With Record Sales

Over 14,200 Transactions Processed, Generating US$1.2 Million in Daily Sales

Toronto, Ontario, April 21, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr,” “Ayr Wellness,” “we,” “us,” “our,” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), celebrated the 420 Holiday with retail sales records across its six-state footprint. Nevada, Massachusetts and Pennsylvania all had record days. In total, the Company saw 14,241 transactions and $1.24 million in sales yesterday, for an average ticket of US$87. Retail gross margin remained high at over 50%.

In Nevada, where the local economy is seeing the benefits of the reopening of the casinos and entertainment venues, Ayr, through its service and operation agreements with licensed operators, saw over 7,500 transactions, including over 2,000 in its busiest location in Henderson, NV, 30% above its average daily count.

“I could not be prouder of our Ayr Wellness team. This 420 we set a new standard for performance and customer service with over 14,200 transactions processed in one day. As cannabis continues to mainstream throughout our culture and 420 increasingly becomes a “National Holiday”, we are thrilled to provide our consumers with an exceptional customer experience, excellent products and new ways to safely celebrate the wellness and wonder of cannabis,” said Jonathan Sandelman, CEO of Ayr Wellness.

Sira Natural, Somerville, MA

Mynt, Reno, NV

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Cody Slach or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com